EXHIBIT 99.1

Profound Medical Announces Proposed Public Offering of Common Shares

TORONTO, Dec. 27, 2023 (GLOBE NEWSWIRE) -- Profound Medical Corp. (TSX:PRN; NASDAQ:PROF) (“Profound” or the “Company”) is pleased to announce the commencement of an underwritten public offering in the United States of common shares (the “Common Shares”) in the capital of the Company (the “Offering”). The Company intends to file a preliminary prospectus supplement (the “Preliminary Supplement”) to its short form base shelf prospectus dated March 23, 2022 (the “Base Shelf Prospectus”) in the United States and Canada relating to the proposed Offering. The Company intends that the Offering will be priced in the context of the market, with such price and the total size of the Offering to be determined at the time of entering into an underwriting agreement with respect thereto. The Company expects to grant the underwriter for the Offering an over-allotment option to purchase up to an additional 15% of the Common Shares to be sold pursuant to the Offering on the same terms and conditions, and that the over-allotment option will be exercisable for a period of 30 days after closing. All of the securities in the offering will be sold by the Company.

Titan Partners Group, a division of American Capital Partners, is acting as the sole bookrunner for the Offering.

Closing of the Offering will be subject to a number of customary conditions including, but not limited to, the listing of the Common Shares on the Toronto Stock Exchange and any required approvals of that exchange, as well as notice of the listing of the Common Shares on Nasdaq in accordance with the rules of that exchange, and there can be no assurance as to whether or when the Offering may be completed.

The net proceeds of the Offering are expected to be used: (i) to fund the continued commercialization of the TULSA-PRO® system in the United States, (ii) to fund the continued development and commercialization of the TULSA-PRO® system and the Sonalleve® system globally, and (iii) for working capital and general corporate purposes.

The Preliminary Supplement will be filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. The Preliminary Supplement will also be filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s effective registration statement on Form F-10 (file no. 333-263248), as amended (the “Registration Statement”), previously filed under the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and in the United States. The Preliminary Supplement, together with the Base Shelf Prospectus and the Registration Statement, as applicable, contains certain important detailed information about the Offering but remains subject to completion. Copies of the Preliminary Supplement and the Base Shelf Prospectus will be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and a copy of the Registration Statement is available on EDGAR at www.sec.gov. Copies of the Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained in the United States by contacting Titan Partners Group at 4 World Trade Center, 29th Floor, New York, NY 10007, by telephone at (929) 833-1246 or by email to info@titanpartnersgrp.com.   Before investing in the Offering, potential investors should read the Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement and the other documents that Profound has filed in Canada and with the SEC for more complete information about Profound and the Offering.

The Company is offering the Common Shares in the United States only. The Common Shares will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and are not being offered for sale in Canada or to any resident of Canada.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but are not limited to, statements with respect to the proposed Offering and the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma, statements regarding the expected use of proceeds from the Offering and the jurisdictions in which the Offering is being made. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the potential Offering (including that the Offering may not be completed on the terms indicated or at all, the Company may be unsuccessful in satisfying conditions to closing of the Offering or that the Company’s use of proceeds of the Offering may differ from those indicated), the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition, and the other risks described in the Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement, and the documents incorporated by reference therein. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849